Exhibit 99.1

TeliaSonera: Yoigo, on the Threshold to 100,000 Customers

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 23, 2007--TeliaSonera's (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) Spanish mobile operator, Yoigo, today starts a marketing campaign around the countdown to reach 100,000 subscribers. The company already has more than 93,000 active customers in its network. The 100,000th customer will receive 100,000 free seconds for national calls as well as a trip to Helsinki for the Final of the Eurovision Song Contest.

Yoigo, which began operate on December 1, 2006, already has more than 93,000 active customers and 120,000 orders from prospective subscribers. Today the countdown begins on the web site (www.yoigo.com) to reach 100,000 subscribers.

Kenneth Karlberg, President of Mobility Services at TeliaSonera, states, "Thanks to our easy to use services with attractive pricing on the Spanish market we are now able to celebrate reaching 100,000 customers in such a short time."

To celebrate the mile stone Yoigo will offer its customer number 100,000 a trip for two to Helsinki, Finland, to watch the Final of the Eurovision Song Contest on May 12. Yoigo will also be offering free text messages to all its subscribers the day after it reaches 100,000 customers.

The Yoigo offering, based on easy to use services with transparent and attractive pricing, has been very well received in Spain. The company was the first to launch a single offer for both card and contract. More than 50 percent of the Yoigo subscribers sign up via the on-line webshop or telephone sales.

About Yoigo

Yoigo is the brand of TeliaSonera's subsidiary Xfera, which was awarded the fourth 3G-license in Spain. TeliaSonera, the leading telecom operator in the Nordic and Baltic region has a 76.6 percent shareholding in the company. ACS, a construction and services group, has a 17 percent stake, FCC a 3.4 percent stake and Telvent a 3 percent stake.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and the company had a total of 96 million customers in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera AB
Birgitta Grafstrom, (0)8-713 58 30
Communications Mobility Services